Exhibit 23.3

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

Ryder Scott Company, L.P. hereby consents to the incorporation by reference in this Registration Statement on Form S-8 and any amendments thereto pertaining to the Laredo Petroleum Holdings, Inc. 2011 Omnibus Equity Incentive Plan of its reports regarding those quantities estimated by Ryder Scott of proved reserves of Laredo Petroleum, LLC and its subsidiaries, the future net revenues from those reserves and their present value for the years ended December 31, 2010, 2009 and 2008 and for the six months ended June 30, 2011, all of which appear in Laredo Petroleum Holdings Inc.’s Registration Statement and related prospectus on Form S-1 (File No. 333-176439). Ryder Scott Company, L.P. further consents to the reference to this firm under the heading “Experts” in such Registration Statement and related prospectus.

/s/ RYDER SCOTT COMPANY, L.P.

Houston, Texas
December 30, 2011